EXHIBIT 3

                              **News Release**


                         SURETY CAPITAL CORPORATION

For Release:  Immediately                     Contact:  C. Jack Bean
Date: June 18, 1997                            Chairman of the Board
AMEX Symbol: SRY                                    1 (800) SRY-5995


	SURETY CAPITAL CORPORATION DECLARES DIVIDEND DISTRIBUTION
                      OF COMMON STOCK PURCHASE RIGHTS


	Hurst, Texas, June 17, 1997 -- The Board of Directors of Surety Capital Corporation ("Surety") today declared a dividend of one Common Stock Purchase Right (the "Rights") for each share of $0.01 par value Common Stock to stockholders of record at the close of business on June 6, 1997. Each Right will initially entitle stockholders to buy one share of Common Stock at an exercise price of $50.00 (the "Purchase Price"). The Rights will be exercisable only if a person or group acquires 15% or more of the Common Stock or announces a tender offer the consummation of which would result in ownership by such person or group of 15% or more of the Common Stock. Surety will be entitled to redeem the Rights at $0.0001 per Right at any time prior to the tenth day after a person or group acquires 15% or more of the Common Stock, other than pursuant to a transaction approved by the Board. The Rights are redeemable even after a 15% or more acquisition, if the Board so determines, in connection with a merger of Surety with a "white knight" and under other circumstances.

	The Rights are not being distributed in response to any specific effort to acquire control of the Company, and the Board is not aware of any such effort. The Rights are not intended to prevent a takeover, but are designed to assure that all stockholders receive fair treatment in the event of any takeover and to guard against abusive tactics to gain control of the Company.

	In the event of a 15% or more acquisition, each Right will entitle its holder to purchase that number of shares of Common Stock equal to the result obtained by dividing the Purchase Price by 50% of the then current market price of the Common Stock.

	If Surety, or any subsidiary of Surety, is acquired in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of Surety's assets or earning power are sold, each Right will entitle its holder to purchase that number of shares of common stock of the surviving or acquiring entity equal to the result obtained by dividing the Purchase Price by 50% of the then current market price of the common stock of the surviving or acquiring entity.